

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2023

William Smith, Jr.
Chief Executive Officer
Smith Micro Software, Inc.
120 Vantis, Suite 350
Aliso Viejo, CA 92656

> **Re: Smith Micro Software, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed June 22, 2023**
>   **File No. 333-272827**

Dear William Smith:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brian Novosel